FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: November 21st, 2003

Information furnished on this form:
- Notice Concerning Issuance of New Shares and Secondary Offering of Our Shares

Notice Concerning Issuance of New Shares and Secondary Offering of Our Shares

Tokyo, November 21, 2003 - NEC Corporation ("Company") (Code No. 6701) approved the issue and offer for sale of new shares at the meeting of board of directors held on November 21, 2003 as follows:

1. Offering of Newly Issued Shares

(1) Number of Shares to be Issued

250,000,000 shares of common stock

154,000,000 shares are to be offered in Japan and 96,000,000 shares are to be offered outside Japan. However, the definitive number of shares to be offered in or outside Japan will be determined on any date during the period beginning on Monday, December 8, 2003, and ending on Wednesday, December 10, 2003 ("Pricing Date") taking into account the demand for the shares.

(2) Issue Price

The Issue Price will be determined on the Pricing Date in accordance with the method provided under Section 7-2 of the Rules of Fair Practice Number 14 of the Japan Securities Dealers Association.

(3) Portion of Issue Price not to be Accounted to Stated Capital

The amount obtained by subtracting the amount accounted to stated capital from the issue price determined in accordance with the method provided in (2) above. The amount accounted to stated capital shall be a half of the Issue Price, with any fraction less than a yen resulting from the calculation being rounded to a full yen.

(4) Offering Price

The Offering Price shall be determined on the Pricing Date, taking into account the market demand for the shares and shall be determined by the closing price of our common stock (with any fraction less than a yen being rounded to zero) on the Tokyo Stock Exchange, Inc., on the Pricing Date multiplied by 90 to 100 basis points. (If the Tokyo Stock Exchange, Inc. does not provide a closing pricing on the Pricing Date, the closing price provided on the business day immediately preceding the Pricing Date shall be used.)

(5) Offering Method

Shares will be offered simultaneously in Japan and overseas.

(i) Japanese Offering

Shares shall be publicly offered and shall be jointly underwritten by the Japanese underwriters.

(ii) International Offering

Shares shall be offered in overseas markets, and shall be severally underwritten by the international managers.

(6) Fees to Underwriters

Underwriters shall purchase the shares at the Issue Price and sell the shares at the Offering Price in each offering. The difference between the Issue Price and the Offering Price shall be their underwriting fees. The Company shall not pay any separate underwriting fees.

(7) Subscription Period (in Japanese Offering)

The Subscription Period in the Japanese Offering shall be from Thursday, December 11, 2003, to Monday, December 15, 2003. Such period is subject to change based on market demand. The earliest Subscription Period shall be from Tuesday, December 9, 2003, to Thursday, December 11, 2003.

(8) Payment Date

The Payment Date shall be any date during the period beginning on Tuesday, December 16, 2003, and ending on Thursday, December 18, 2003. As stated in (7) above, the Subscription Period may be changed to an earlier period. The earliest Payment Date shall be Tuesday, December 16, 2003.

(9) Stock Certificate Delivery Date

Stock Certificate Delivery Date shall be any date during the period beginning on Wednesday, December 17, 2003, and ending on Friday, December 19, 2003. As stated in (7) above, the Subscription Period may be changed to an earlier period. The earliest Stock Certificate Delivery Date shall be Wednesday, December 17, 2003.

(10) Initial Date for Dividend Accrual

Wednesday, October 1, 2003

(11) Unit of Shares for Offering

1,000 shares

(12) The Japanese Offering is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan.

2. Secondary Offering of Our Shares (upon Exercise of Over-Allotment Option)

(1) Number of Shares to be Sold

23,000,000 shares of common stock

The number of shares mentioned above indicates the maximum number to be sold, and the actual number of shares to be sold shall be determined on the Pricing Date provided in 1.(2) above, taking into account the market demand in the Japanese Offering. Part or all of such sales may not be made in certain cases, depending on the market demand in the Japanese Offering.

(2) Sales Price

The Sales Price shall be the same as the Offering Price of offering of newly issued shares as mentioned in 1.(4) above.

(3) Selling Method

The representative of the Japanese underwriters shall, taking into account the market demand in the Japanese Offering of newly issued shares as mentioned in 1. above, additionally make a secondary offering of the shares of up to 23,000,000 that such representative plans to borrow from the shareholders of the Company.

(4) Selling Period

The Selling Period shall be the same as the Subscription Period (in the Japanese Offering) for newly issued shares as mentioned in 1.(7) above.

(5) Stock Certificate Delivery Date

Stock Certificate Delivery Date shall be the same as Stock Certificate Delivery Date in the offering of newly issued shares as mentioned in 1.(9) above.

(6) Unit of Shares for Secondary Offering

1,000 shares

(7) The Secondary Offering is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan. The Secondary Offering shall be suspended upon the suspension of offering of newly issued shares mentioned in 1. above.

3. Issue of New Shares by Allocation to Third Party (Capital Increase by Allocation of New Shares to Third Party in connection with the Secondary Offering Mentioned in 2. above)

(1) Number of Shares to be Issued

23,000,000 shares of common stock

(2) Issue Price

Issue Price shall be the same as Issue Price of offering of newly issued shares as mentioned in 1.(2) above.

(3) Portion of Issue Price not to be Accounted to Stated Capital

A portion of the Issue Price not to be accounted to stated capital shall be the same as a portion of the Issue Price not to be accounted to stated capital of offering of the newly issued shares as mentioned in 1.(3) above.

(4) Subscription Period

Friday, January 16, 2004

(5) Payment Date

Monday, January 19, 2004

(6) Stock Certificate Delivery Date

Tuesday, January 20, 2004

(7) Allocation and Number of Shares

23,000,000 shares

(8) Initial Date for Dividend Accural

Wednesday, October 1, 2003

(9) Unit of Shares for Offering

1,000 shares

(10) Shares that were not subscribed within the Subscription Period mentioned in (4) above shall not be issued.

(11) The issue of new shares by allocation to a third party is subject to the effectiveness of the Securities Registration Statement under the Securities and Exchange Law of Japan. The issue of new shares by allocation to a third party shall be suspended upon the suspension of offering of newly issued shares mentioned in 1. above.

Not to be circulated in the United States.
This press release does not represent an offer of securities for sale in the U.S. The offer and sale of securities issued by the company are not permitted in the U.S., other than in cases where the securities have been registered under the U.S. Securities Act of 1933 or have been exempted from the registration requirement. An English-language prospectus will be prepared in cases where securities are to be offered in the U.S. The prospectus will contain detailed information on the issuing company and its management team, as well as financial statements. NEC Corporation has no intention of registering these securities for sale in the U.S.